[Letterhead of KCLI]

September 1, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Mr. Perry J. Hindin Special Counsel Office of Mergers & Acquisitions

RE:	Kansas City Life Insurance Company Preliminary Proxy Statement on Schedule 14A Filed August 4, 2015 File No. 1-33348 Schedule 13E-3 Filed on August 4, 2015 File No. 5-17065

Dear Mr. Hindin:

We are writing in response to your letter dated August 18, 2015 to our counsel in which you provide comments with respect to the above-referenced items filed by Kansas City Life Insurance Company (the "Company").  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
Attn:  Mr. Perry J. Hindin

Comments and Our Responses

Preliminary Proxy Statement

General

Comment 1	Please revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Please refer to Rule 14a-6(e)(1).

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement and related form of proxy to identify each as "PRELIMINARY COPY, SUBJECT TO COMPLETION. DATED SEPTEMBER 1, 2015."

Chronology of Board Deliberations, page 16

Comment 2
Disclosure on page 18 regarding the June 24, 2015 meeting of the Independent Valuation Committee indicates that in advance of the meeting a written financial analysis prepared by Duff & Phelps was circulated to the members of the Committee and that at the meeting, representatives of Duff & Phelps reviewed their financial analysis with the Independent Valuation Committee. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize in the proxy statement any and all presentations made by Duff & Phelps during the evaluation of the transaction and file any related written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

In response to the Staff's comment, the Company has revised the Schedule 13E-3 to include the presentation materials provided by Duff & Phelps to the Independent Valuation Committee at its June 24, 2015 meeting as Exhibit (c)(3) to Amendment No. 1.

The Company has also revised the Preliminary Proxy Statement to clarify that description of the Duff & Phelps fairness analysis applies to the financial analysis presented to the Independent Valuation Committee at its June 24, 2015 meeting.

Division of Corporation Finance
Attn:  Mr. Perry J. Hindin

The Company notes that the only substantive differences between the written presentation to the Independent Valuation Committee on June 24, 2015  and the written presentation to the Board of Directors on July 24, 2015 were updates to reflect a decrease of the trading price of the Company’s stock from $45.75 on June 22, 2015 to $44.82 on July 22, 2015 and to reflect the current trading prices of the publicly-traded comparable companies.

Fairness of the Reverse/Forward Stock Split, page 19

Comment 3
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to address the factors described in clauses (iii), (iv), (v), (vi) or (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

The factors described in subsections (iii), (iv), (v), (vi) and (viii) of Instruction 2 to Item 1014 of Regulation M-A are respectively: net book value, going concern value; liquidation value, historical market prices; purchase prices paid in previous purchases disclosed in response to Item 1002(f); and firm offers of which the subject company or affiliate is aware made by any unaffiliated person, other than the filing persons, during the past two years.

As noted on page 20 of the Preliminary Proxy Statement under the heading “Advice of Financial Adviser,” the Board of Directors attached significant weight to the fairness analysis performed by Duff & Phelps, the financial adviser to the Independent Valuation Committee.  As noted on page 30 of the Preliminary Proxy Statement under the headings “– Historical Trading Price and Volume” and “ – Share Repurchase Activity,” Duff & Phelps considered both the historical trading price of the Company’s stock and the prices at which the Company had repurchased its stock in its determination that the current trading price of the Company’s stock represented fair value.  In addition, Duff & Phelps considered the book value of the Company’s equity (excluding accumulated other comprehensive income) in its analysis of the fair value of the Company’s stock.

Division of Corporation Finance
Attn:  Mr. Perry J. Hindin

In reaching the conclusion as to fairness, neither the Independent Valuation Committee nor the Board of Directors considered or established, explicitly or otherwise, the going concern value of the Company in connection with determining the fairness of the Reverse/Forward Split.  This was based on the relatively small number of stockholders that will be cashed out in the Reverse/Forward Split and the fact that the Company is not planning any material change in its business in connection with the proposed Reverse/Forward Split.  Similarly, neither the Independent Valuation Committee nor the Board of Directors considered the liquidation value of the Company because the Company is a viable going concern and has no plans to liquidate. Therefore, the Company believes that the liquidation value of the Company is irrelevant to a determination as to whether the price to be paid to shareholders who will be cashed out is fair to the unaffiliated shareholders.

Finally, the Company is not aware of any firm offers made by any unaffiliated person during the past two years. Accordingly, we also believe this factor is not relevant or material.

Division of Corporation Finance
Attn:  Mr. Perry J. Hindin

Summary Historical Financial Information, page 58

Comment 4
Based on the disclosure on page 61 and in Item 13 of the Company’s Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A, if applicable.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

In response to the Staff's comment, the Company again reviewed Item 502(d) of Regulation S-K.  The Company notes that it has no “fixed charges” as defined in Regulation since it has no debt.  Specifically, in addition to having no registered debt securities or preference equity securities, the Company has no expensed or capitalized expenses related to indebtedness; no amortized premiums, discounts or capitalized expenses related to indebtedness; and no estimated interest within rental expense.  As a result, there is no ratio of earnings to fixed charges to disclose.

Division of Corporation Finance
Attn:  Mr. Perry J. Hindin

Annex B-4 (Fairness Opinion)

Comment 5
We note the limitation on reliance by shareholders in the fairness opinion provided by Duff & Phelps and the disclosure regarding such limitation in the fourth paragraph under “Certain Qualifications and Limitations of the Duff & Phelps Opinion” found on page 33. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Duff & Phelps’ belief that shareholders cannot rely upon the opinion to support any claims against Duff & Phelps arising under applicable state law (e.g., the inclusion of an express disclaimer in Duff & Phelps’s engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Duff & Phelps would have no effect on the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

In response to the Staff's comment, the Company has revised the Preliminary Proxy Statement to delete the disclosure of limitation of reliance by the shareholders that is inconsistent with the limitation set forth in the fairness opinion.

# # #

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call Scott Claassen of Stinson Leonard Street LLP at (816) 691-2348, Jim Allen of Stinson Leonard Street LLP at (816) 691-3211, or the undersigned at (816) 753-7000.

Very truly yours,

/s/ A. Craig Mason, Jr.
Senior Vice President, General Counsel and Secretary